SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2005

CREDICORP LTD.
(Exact name of registrant as specified in its charter)

Clarendon House
Church Street
Hamilton HM 11 Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

For additional information please contact:
Jose N. Hung	Alfredo Montero
Phone: (511) 313-2123	Phone: (305) 448-0971
E-mail: jhung@bcp.com.pe	E-mail: amontero@bcpmiami.com

CREDICORP LTD. ANNOUNCES FINANCIAL RESULTS
FOR THE QUARTER ENDED DECEMBER 31, 2004

Credicorp (NYSE:BAP; LSE:BAPC1) reported a consolidated net income for the year ended December 31, 2004 of US$130.7 million, or US$1.64 per share, 62.2% above net income of US$80.6 million, or US$1.01 per share, in 2003. In the quarter ended December 31, 2004 Credicorp had net income of US$34.9 million, or US$0.44 per share, 46.3% above net profit in the fourth quarter of 2003 of US$23.8 million, or US$0.30 per share.

Cumulative results for total year 2004 improve with respect to 2003, partly due to decreased loan loss provisions and lower merger costs, while fees on services increased. Fourth quarter 2004 results are higher than profits in the same year-ago quarter mainly because of higher financial and non-financial income, where fees and gains on the sale of securities had a significant increase. During 2004 all of Credicorp’s subsidiaries had positive results and on-going positive trends.

Loan loss provision expense in total 2004 was US$48.4 million, lower than US$93.9 million in 2003 due to improved loan portfolio quality. Loan quality improvement is noted through a lower past-due loan ratio, that decreased from 5.7% at December 2003, to 3.5% at the end of December 2004, and by the improved coverage of bad loans by provisions which increased from 119.6% to 158.1%, respectively.

Increased revenue from Premiums and health fees in 2004, were partly offset by higher Claims and health cost expenses, and non-interest expenses. These changes are mainly due to transactions of Novasalud EPS, which PPS acquired in March 2004, and was finally merged in August 2004.

I. CREDICORP LTD. AND SUBSIDIARIES

CREDICORP LTD. AND SUBSIDIARIES
SUMMARY OF RESULTS

	Three months ended			Twelve months ended

(In U.S.$ millions)	31.12.03	30.09.04	31.12.04	31.12.03	31.12.04

Net interest income (1)	98.8	94.2	105.8	385.7	382.5
Provisions for possible loan losses. net	16.2	9.8	12.5	93.9	48.4
Other income (1)	89.6	133.3	134.5	398.0	473.5
Claims on insurance activities	23.5	48.6	44.0	99.8	148.4
Other expenses	113.9	122.4	137.9	438.1	474.7
Merger costs	1.1	0.5	0.0	18.6	3.7
Translation result	1.1	(0.2)	2.5	(2.7)	6.3
Income before income tax and
minority interest	34.8	45.9	48.4	130.6	187.0
Income Tax	(9.8)	(10.8)	(10.4)	(39.7)	(45.5)
Minority Interest	(1.1)	(2.1)	(3.2)	(10.3)	(10.8)
Net Income	23.8	32.9	34.9	80.6	130.7
Net Income per share (US$) (2)	0.30	0.41	0.44	1.01	1.64

(1) US$8.3Mn in 4Q03 and US$26.7Mn in 12m03 are reclassified from Other income into Interest income.
(2) Based on 79.8 million net outstanding shares in all periods. Treasury shares amount to 14.6 million, which are netted from 94.4 million total outstanding shares.

Sales and Acquisitions

The sale of Credicorp’s subsidiary, Banco Tequendama, which was announced in October 26, 2004, is expected to be effected during first quarter 2005. As of December 31, 2004, Credicorp’s consolidated financial statements still include Banco Tequendama’s operations. Nevertheless, beginning in fourth quarter 2004 this subsidiary is not contributing to consolidated net income given that its sale price has been already fixed.

In January 3, 2005, BCP announced the purchase of loans amounting to approximately US$403 million from the Peruvian subsidiary of Bank Boston, with which Credicorp’s total loans will increase almost 9%. BCP’s market share in total loans of Peruvian commercial banks will grow to 35.8%, increasing 2.8% considering only those purchased loans registered in local books. The payment and transfer of the loan portfolio will take place during first quarter 2005.

Net Income from Subsidiaries

Credicorp’s principal subsidiaries contributed to consolidated net income as follows:

(US$Mn)	4Q03	3Q04	4Q04	12m03	12m04

Banco de Crédito BCP(1)	US$27.4	US$31.0	US$28.1	US$91.3	US$111.4
Atlantic	3.1	2.8	4.0	7.8	13.3
PPS	-3.6	3.0	1.9	3.3	9.6
Banco Tequendama	0.5	0.9	0.0	0.1	1.9
Credicorp and others(2)	-3.6	-4.8	0.9	-21.9	-5.5

Net Income	US$23.8	US$32.9	US$34.9	US$80.6	US$130.7

(1) Includes Banco de Crédito de Bolivia.
(2) Includes Inversiones Crédito, Credicorp Securities and others.

In the fourth quarter of 2004, the Credicorp and others concept contributed a net income of US$0.9 million, which includes a gain of US$3.0 million from the sale of long term investments on equity securities. The US$3.6 million loss contribution in the fourth quarter of 2003 included a US$2.1 million charge for investments and generic contingencies reserves.

Banco de Crédito BCP contributed US$28.1 million to Credicorp’s net income in fourth quarter 2004, below its results according to Peruvian accounting principles reported in Section II, which amounted to US$30.0 million. Under Credicorp’s IFRS accounting rules, BCP registered additional provisions for foreclosed assets (US$4.5 million) and for loan losses (US$5.2 million). These additional provisions were partly offset by lower translation losses registered under Credicorp’s Dollar-based accounting. Translation loss amounted to US$0.6 million, compared to a US$7.8 million loss in BCP’s local records, which resulted from inflation adjustment losses and losses on foreign currency positions caused by the Nuevo Sol appreciation against the Dollar. (See below: Note on Inflation Adjusted Accounting.)

The contribution of Atlantic Security Holding Corporation of US$4.0 million in the current quarter is equal to net income shown in its books (see Section III). Nevertheless, Atlantic’s contribution in full-year 2004, of US$13.3 million, is lower than the US$19.1 million net income in its records because of the elimination of US$5.8 million dividends received from Credicorp.

In fourth quarter 2004, Credicorp received a US$1.9 million profit contribution from Pacífico Peruano Suiza, lower than the consolidated net income of US$3.1 million in its local Peruvian GAAP books (See Section IV), partly because Credicorp’s records registered a US$0.6 million minority interest deduction and to Novasalud’s goodwill amortization.

Banco Tequendama did not contribue to Credicorp’s net income in the fourth quarter of 2004 because, as was mentioned above, its results are provisioned given its fixed sale price.

Note on Inflation Adjusted Accounting

BCP’s financial statements, in Section II, show decreases in certain line items when compared to the year-ago amounts, which is partly due to: (i) the inflation adjustment according to Peruvian GAAP (this adjustment increases by 4.9% Soles amounts originally reported in December 2003), and (ii) the decline of the Nuevo Sol exchange rate, that decreases the amount registered in local books of U.S. Dollar denominated operations (the exchange rate declined 5.2% in year 2004).

U.S. Dollar denominated accounts suffer a 10% decline in Peruvian currency records due to the cumulative application of these points. This effect is important in case of BCP given its concentration in foreing currency operations (in December 2004, 83.5% of BCP’s loans were U.S. Dollar denominated).

Credicorp does not show this negative effect since it carries its books in U.S. Dollars.

The inflation adjustment index, based on the wholesale price inflation, and the exchange rate, are shown in the following chart:

	31.12.03	30.09.04	31.12.04

Inflation - wholesale prices
(last twelve months)	2.0%	6.0%	4.9%
Inflation adjustment index
(at December 31, 2004)	1.049	1.000	1.000
Exchange rate (Soles per US$1)	S/.3.463	S/.3.342	S/.3.282
Devaluation / (revaluation)
(last twelve months)	(1.45)%	(4.02)%	(5.20)%

Inflation adjustment accounting rules are required by Peruvian GAAP until December 31, 2004. Starting January 1st, 2005, Peruvian authorities have decreed the suspension, with legal and tax effects, of further inflation adjustments, which is a consequence of international guidelines for low inflation countries as experienced recently in Perú.

Following the elimination of inflation adjusted accounting, starting with first quarter 2005 Credicorp and its subsidiaries will begin reporting their financial statements prepared in accordance with IFRS and in U. S. Dollars.

I.1 INTEREST INCOME AND OTHER INCOME

Note: For comparison purposes, in periods prior to 2004, certain financial revenue items registered by insurance subsidiaries have been retroactively reclassified from the Other non-financial income concept into the Interest Income concept, with no effect on either net income nor total revenue.

Net interest income in the fourth quarter of 2004 was US$105.8 million, increasing over US$98.8 million earned in the last quarter of 2003, mostly due to higher interest earning assets, which offset declining interest margins.

The net interest margin (net interest income over average interest earning assets), on an annualized basis, was 5.70% during the fourth quarter of 2004, lower than 5.80% in the year-ago quarter, but was higher than 5.23% in the preceding third quarter of 2004. During the current quarter loan rates increased slightly, within a continuing overall excess of liquid funds.

The volume of interest earning assets, as an average of quarter-end balances, reached US$7,416 million at fourth quarter 2004, increasing 8.8% compared to US$6,818 million in the last quarter of 2003, mainly due to higher available for sale investments.

Non-interest income was US$134.5 million in the fourth quarter of 2004, 50.2% higher than US$89.6 million in the same period of 2003. This significant increase is mainly due to the merger, in third quarter 2004, of Novasalud EPS with PPS, with the effect of increasing both revenue and cost items. Due to this effect, Premiums and health fees reached US$57.2 million in this quarter, 109.7% over fourth quarter 2003. Likewise, Claims and health costs grew to US$44.0 million, 87.6% higher compared to the 2003 quarter.

Non-interest income components and Claims and health costs were as follows:

				4Q04	4Q04vs.
(In US$Mn)	4Q03	3Q04	4Q04	3Q04	4Q03

Commissions for banking services	46.8	52.0	52.9	1.8%	13.1%
Net premiums and health fees	27.3	64.4	57.2	-11.1%	109.7%
Gains from sale of securities	-2.8	3.7	5.9	61.6%	N/A
Gains from foreign exchange	6.1	6.6	7.0	6.7%	14.9%
Other non-interest income	12.2	6.7	11.4	71.7%	-5.9%
Total Non-Interest Income	89.6	133.3	134.5	0.9%	50.2%

Claims and health costs	23.5	48.6	44.0	-9.5%	87.6%

I.2 OTHER NON-INTEREST EXPENSES

Other non-interest expenses amounted to US$137.9 million in fourth quarter 2004, 19.9% over expenses in the same period of the previous year, partly due to increased transactions brought by the Novasalud merger, as explained previously. Additionally, the Other expenses caption grew due to higher provisions for foreclosed assets (amounting to US$4.0 million), and provisions for Banco Tequendama’s net income in the last quarter of 2004 and investments (amounting to US$3.9 million). Credicorp’s other expense components had the following variations:

				4Q04	4Q04vs.
(% change and US$Mn)	4Q03	3Q04	4Q04	3Q04	4Q03

Salaries and employee benefits	48.7	50.0	54.3	8.6%	11.5%
General, administrative, and taxes	38.2	37.2	44.2	18.8%	15.6%
Depreciation and amortization	11.7	12.3	11.6	-5.6%	-0.6%
Other	15.3	22.9	27.8	21.2%	81.5%
Merger costs	1.1	0.5	0.0	-100.0%	-100.0%
Total Other Expenses	115.0	123.0	137.9	12.1%	19.9%

In the Merger costs concept, as shown in Table No. 2 below, we have US$18.6 million in total year 2003 mainly from the merger of Banco Santander Central Hispano-Peru (“BSCH-Peru”), and US$3.7 million in 2004, which are related with the Solución Financiera de Crédito merger.

The efficiency ratio, “adjusted” operating expenses (see Section II.4) as a percentage of total income, without extraordinary concepts, was 51.7% in the fourth quarter of 2004 having been 51.8% in the same period last year. “Adjusted” operating expenses as a percentage of average total assets increased to 5.6% from 4.7%, in the same quarters.

I.3 ASSETS AND LIABILITIES

Note: For comparison purposes, balance sheets reported in prior periods show the following reclassifications (see Table No.1): (1) for dates prior to December 31, 2004, loan loss provisions for contingent credits, previously reported as a negative concept within Reserves for loan losses, are now shown under the Other liabilities caption, with the effect of increasing net loans, total assets and total liabilities; and, (2) for dates prior to September 30, 2004, bonds and other obligations and subordinated debt, previously reported within Deposits and obligations and Other liabilities, are now shown under the Bonds and subordinated debt caption, without affecting total liabilities.

Credicorp’s totals assets reached US$9.1 billion at December 31, 2004, increasing 3.6% since the end of September 2004, and are 9.6% higher than the balance at December 2003, mainly due to increased investments, loans and available funds.

The loan portfolio as of December 31, 2004 reached US$4.6 billion, increasing 1.2% compared to US$4.5 billion in September 2004, and also grew 2.4% compared to the balance in December 2003.

Loan quality indicators are shown in the following table:

(In US$Mn)	31.12.03	30.09.04	31.12.04

Total loans	4,481.5	4,531.6	4,588.0
Past due loans	256.5	215.0	160.4
Loan loss reserves(1)	306.8	262.4	253.4
Past due / Total loans	5.7%	4.8%	3.5%
Reserves / Past due	119.6%	122.0%	158.1%

(1) Does not include reserves for contingent credits.

Additional loan loss reserves for contingent credits are registered in other liabilities accounts, amounting to US$18.5 million at year-end 2004, compared to US$19.9 million at the close of 2003. Including both reserves, the coverage of past due loans with loan reserves would increase from 158.1%, in the above chart, to 169.5%, as of December 2004.

The balance of past due loans decreased from US$215.0 million to US$160.4 million during the current quarter partly due to charge-offs amounting to US$22.7 million.

Deposits and other obligations reached US$6.4 billion at December 31, 2004, increasing 3.0% over US$6.2 billion of last September 2004, and are 6.8% higher than the December 2003 balance. Due to banks and correspondents grew 12.4% in this quarter, closing at US$392.5 million, and are 43.7% higher than the balance at December 2003.

Credicorp’s net equity amounted to US$1.1 billion at December 31, 2004, increasing 6.4% over equity at September 2004, due to earnings generated during the quarter and to higher valuation of investments that increased equity reserves for un-realized earnings.

Third party funds under management, which amounted to US$1.8 billion at the end of December 2004, grew 5.3% during the current quarter, and are 4.2% higher than funds at December 2003.

I.4 SUBSIDIARIES

Below are brief comments on some of the subsidiaries not discussed in the following sections of this report:

Banco de Crédito de Bolivia ("BCB"), Bolivia

Bolivian economic activity had a moderate recovery during 2004. GDP growth improved from 2.5% in 2003, to an expected 3.5% in 2004, and should continue its recovery during 2005. GDP grew 3.5% in third quarter 2004, after growing 3.3% and 3.8% in the second and first quarters, respectively.

Higher growth is mainly due to increased exports of minerals, oil and gas, and of agricultural products, while domestic demand and consumption remained stagnant. In total year 2004, exports amounted to approximately US$2.1 billion, growing 37%, after an already high growth of 20% in total 2003. The trade surplus is expected to reach US$400 million, compared to a US$34 million deficit in 2003.

During fourth quarter 2004 inflation was 2.0%, higher than 0.9% in the preceding third quarter. Cumulative inflation in year 2004 was 4.6%, higher than 3.9% in 2003. Nevertheless, devaluation continued at a slower pace with a 0.8% exchange rate increase in the current quarter and 3.1% in year 2004, reaching 8.05 Bolivianos per Dollar at December 31, 2004.

Total deposits in the banking system grew to US$2,510 million at December 2004, from US$2,440 million in September 2004. Deposits still remain below balances of US$2,639 million at December 2003 mostly due to the application of the financial transactions tax since July.

Loan volume in the banking system declined slightly during the current quarter to US$2,398 million as of December 2004, and are 6.3% lower than loans of US$2,558 million at December 2003. The past due loan ratio was 14.0% in December 2004, improving from 16.9% in September 2004 and from 16.7% in December 2003. The coverage of past-due loans with provisions increased to 84.3% at year-end 2004, improving over coverage of 76.5% in the preceding third quarter, and also from 74.0% in December 2003.

BCB’s market share in deposits at December 2004 was 12.5%, increasing sligthly from 12.3% at the end of December 2003. In terms of loans, BCB had a 13.1% market share at December 2004, above 12.2% it had last December 2003. In this way, BCB remained in the fourth position in terms of loans, out of twelve banks in the system, and fifth in terms of deposits.

As of December 31, 2004, BCB had total loans of US$320.8 million increasing from US$309.9 million at December 2003. Loan quality continued to improve. At the end of the fourth quarter 2004, BCB’s past due loans reached US$35.4 million, or 11.0% of total loans, lower than 20.7% at December 2003. Coverage of past due loans with loan loss provisions was 100.6% as of December 2004, increasing from 76.7% in December 2003. Net equity at the Bolivian subsidiary amounted to US$59.8 million as of December 2004.

In total year 2004, loan loss provisions resulted in a US$3.1 million expense charge, compared to US$8.9 million charged against results during 2003. In BCB’s own records, cumulative net income in year 2004 was US$4.8 million, compared to US$1.5 million in 2003.

BCB’s main financial figures are shown in the following chart.

Banco de Crédito de Bolivia (“BCB”)
Key Financial Figures

(In US$Mn)	31.12.03	30.09.04	31.12.04

Total Loans	309.9	301.9	320.8
Past-due loans	64.2	42.9	35.4
Loan loss reserves	49.3	35.7	35.6
Total assets	446.2	430.1	457.4
Deposits	337.9	314.2	333.1
Net equity	56.3	57.5	59.8

Net income, cumulative	1.5	2.6	4.8

Past-due loans / Total loans	20.7%	14.2%	11.0%
Loss reserves / Past-due loans	76.7%	83.3%	100.6%

Banco Tequendama, Colombia

Credicorp’s consolidated financial statements as of December 31, 2004 include Banco Tequendama, even though, as was mentioned above, since the sale price of this subsidiary has been fixed, it did not contribute to consolidated net income in fourth quarter 2004, for which a corresponding provision was registered in the Other expense caption.

As of December 31, 2004, Credicorp’s balances include loans from Banco Tequendama amounting to US$306.7 million, which increased 7.5% from US$285.2 million in September 2004, and had a past due ratio of 1.9%. At the end of December 2004, Banco Tequendama’s deposits totaled US$290.5 million, 17.8% higher than US$246.7 million in September 2004

I.5 PERUVIAN ECONOMIC SITUATION

Economic Activity

During the fourth quarter of 2004 the Peruvian GDP continued its positive growth trend, recovering after a slowdown in the second quarter. It is important to note the improved growth prospects of sectors related to domestic demand, like construction, retail and services. GDP performance continued to be driven by higher activity in non-primary manufacturing, mainly textiles, metals mining, oil and in natural gas, thanks to high international demand for exports which raised their prices.

GDP grew 8.4% in November, but only 2.1% in October, reaching in the first eleven months of 2004 a cumulative growth of 4.6%. GDP grew 4.9%, 3.6% and 4.8% in the first, second and third quarters of 2004, respectively. Official estimates expect growth continuing above 4% during 2005.

Cumulative through November 2004, all GDP sectors grow except Agriculture. Highest performance is noted in metals mining, which grows 5.0%, although with a declining trend due to lower gold production that is partly offset with higher copper and iron output; fishing, which grew 22.3%, in spite of an anchovie ban in October; non-primary manufacturing, up by 6.8%; services, up by 5.5%; and, the construction sector, that grew 4.4%. On the other hand, production continued poor on the agriculture sub-sector, which declined 3.6% through November, due to lack of rainfall.

Public Finance

In third quarter 2004, the Public Sector budget had a deficit of 2.1% (of GDP), following a 0.9% surplus in first half 2004. Given that the total 2004 target is to run a deficit of 1.5%, a substantial increase in public expenditure can be expected in second half 2004, which will have a short-run positive effect on GDP growth.

The deficit in third quarter 2004 was mainly due to increased Central Government expenditures which, after being 14.5% of GDP in first half 2004, grew to 18% of GDP in this period, where current expenses amounted to 13.8% of GDP, and capital expenditures to 2%. Increased expenditures were partly offset with higher tax revenue, that reached 13.5% of GDP in third quarter 2004, compared with 13.1% in the same year-ago period.

Cumulative through November 2004, Central Government tax collections increased 13.5%, in nominal terms, noting a 21% increase of Income Tax revenue from corporations and the 14% growth in case of the value-added tax (IGV), which increased mainly due to administrative measures and improved business conditions. Through November 2004, non-financial expenses increased 8.4% (nominal), while capital expenses grew by only 0.6%.

Prices and Devaluation

In the fourth quarter of 2004, the consumer price index in Peru increased only 0.25%, similar to 0.21% in the preceding third quarter. Inflation was 3.48% in total year 2004, remaining under the top of the range of 1.5% to 3.5%, targetted by the Central Bank for total 2004. Inflation remained subdued in the current quarter mainly due to lower food prices, which declined thanks to higher produce supplies, and also because of the lower exchange rate.

The wholesale price index slightly declined 0.02% in the fourth quarter 2004, but remained at a high 4.9% for full year 2004, compared to 1.01% and 2.00% in the same periods in 2003. In the current fourth quarter, the decline in the exchange rate helped lower the cost of imported intermediate goods.

The average bank market Nuevos Soles exchange rate in Peru was S/.3.282 at December 31, 2004, decreasing 1.8% from S/.3.342 at the end of September 2004, and is also lower by 5.2% compared to year-end 2003. To avoid the streghtening of the currency, in the fourth quarter, the Central Bank increased the purchase of foreign exchange in the currency market, acquiring US$920 million, to reach US$2,340 million in total 2004, compared to US$1,050 million purchased during total 2003.

International Reserves

International reserves of the Central Bank continued to increase during fourth quarter 2004, due in part to the above mentioned foreign currency purchases. Reserves reached US$12,631 million at December 31, 2004, up from US$11,187 million at September 30, 2004, and also compared to US$10,194 million at December 31, 2003.

The Trade Balance had a US$2.3 billion cumulative surplus through November 2004, increasing compared to a US$548 million surplus in the same eleven month period of 2003. The improvement continues the positive trend noted since 2002, when the surplus reached US$306 million and in 2003 when the surplus grew to US$731 million. Cumulative through November 2004, exports grew 38% versus a 17% increase in imports. Exports, which reached US$11,137 million as of November 2004, grow on increased volume and prices, specially of copper, and non-traditional textiles, agricultural and fishing exports. Imports through November 2004 amounted to US$8,841 million, increasing mainly due to higher imports of raw materials and durable goods, while consumer goods only slightly increased.

Financial System

Commercial bank’s loan and deposit volumes continued their mild positive trend during fourth quarter 2004, based on U. S. Dollar figures translated at historical exchange rates. This avoids the negative effect of the strenghtening of the Nuevo Sol on records carried in local currency. Deposits at December 31, 2004 in the fourteen commercial banks in the system reached US$14.7 billion, according to the Asociación de Bancos del Peru (ASBANC), increasing 3.3%, in Dollar terms, compared to the balance at September 30, 2004, and by 8.1% compared to the year-ago balance at December 31, 2003.

As of December 31, 2004, total loans in the banking system were US$10.8 billion, 3.4% higher than loans at September 30, 2004, and grow 7.4% over December 31, 2003 loan balances. In the current quarter, local currency loans, that were 24.4% of total loans (22.2% at December 2003), grew 5.2% to reach US$2.6 billion, while foreign currency loans increased 2.3% to US$8.2 billion.

As of December 31, 2004, the Peruvian bank's past due ratio was 3.8%, improving from the 4.6% rate in September 30, 2004 and from 5.9% in December 31, 2003. Commercial banks’ past due loans decreased 16.3% since last September to US$406 million, and are lower by 32.0% compared to bad loans at December 31, 2003. At December 31, 2004, loan loss provisions were US$721 million, decreasing 4.7% during this quarter. The system-wide past due loan coverage ratio was 177.4% at December 31, 2004, higher than the 155.7% coverage at September 30, 2004, and is also higher than the ratio of 143.0% at December 31, 2003.

Interest rates

During the fourth quarter 2004 commercial banks’ loans and deposits interest rates had a slight increase. Local currency average loan rates (TAMN) were 25.0% in fourth quarter 2004, almost unchanged from 25.1% in the third quarter of 2004, while deposits rates (TIPMN) increased to 2.5% from 2.4%, respectively. In the fourth quarter 2003, TAMN was 22.2% and TIPMN was 2.7%. During the fourth quarter 2004 foreign currency loan rates (TAMEX) increased to 9.3%, from 8.9% in the preceding third quarter, while deposit rates (TIPMEX) increased to 1.2% from 1.1%.

Private Pension Funds and Mutual Funds

Managed assets in private pension funds, after remaining almost stagnant in the first half of the year, grew 7.5% in the last quarter of 2004. The private pension fund assets reached US$7.8 billion as of December 31, 2004, and are 24% higher than funds at December 2003. In the twelve months of 2004 the funds had a return of 5.6% in real terms, below the high 21.2% return in 2003.

Mutual funds suffered declines due to volatility of prices and valuations in capital markets and to the increase in interest rates. Total mutual funds amounted to US$1.8 billion at the end of the fourth quarter 2004, decreasing 0.7% in the quarter, and by 11.9% from the balance at December 2003, with a return of 0.8% in the quarter and of 2.9% during the year since December 2003 (in Dollar terms).

II. BANCO DE CREDITO DEL PERU AND SUBSIDIARIES (“BCP”)

II.1 NET INCOME

Consolidated net income in the year ended in December 31, 2004 reached S/.319.3 million (US$97.3 million), compared to net income of S/.323.9 million (US$98.7 million) in 2003, meaning S/.0.26 per share in both cases. Net income in 2004 decline slightly compared to net profit in 2003 mainly due to lower financial and non-financial income and to higher losses on inflation adjustment, which are partly offset with lower loan loss provisions and lower operating expenses.

Net income in the fourth quarter 2004 was S/.98.4 million (US$30.0 million), increasing 7.2% compared with net income of S/.91.9 million (US$28.0 million) in the same quarter in 2003, and also grows 40.8% compared to S/.69.9 million in the preceding third quarter 2004. Fourth quarter 2004 net income increase compared to the year-ago period mainly due to lower loan loss provisions and lower operating expenses, that offset decreased financial and non-financial income.

Decreased net interest income, comparing current quarter and full-year 2004 with the same prior year periods, is mainly due to lower interest margins, as well as lower loan volumes. Non-financial income is lower in this quarter mainly due to decreased fee revenue from banking services affected by the financial transactions tax.

The increase on losses on inflation adjustment, to S/.131.6 million (US$40.1 million) for total year 2004, from S/.43.1 million (US$13.1 million) in 2003, is due to the negative effects of a higher wholesale price inflation and of the strenghtening of the Nuevo Sol exchange rate. In total year 2004, we had a 4.9% inflation, compared to 2.0% in 2003, while the exchange rate declined 5.2% compared to a drop of 1.5%, respectively. See I. --Note on Inflation Adjusted Accounting.

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES
SUMMARY OF RESULTS (1)
(In constant S/. and U.S.$ millions, except net income per share)

	Three months ended				Twelve months ended

	31.12.03	30.09.04	31.12.04	31.12.04	31.12.03	31.12.04	31.12.04

				US$			US$
Net interest income	300.1	260.6	286.4	$87.3	1.213.6	1.078.2	$328.5
Provisions for loan losses. net	48.4	12.3	20.9	$6.4	325.4	101.9	$31.0
Other income	236.4	215.0	219.8	$67.0	962.9	867.5	$264.3
Other expenses	335.8	304.3	320.7	$97.7	1.292.4	1.239.6	$377.7
Merger costs	4.0	1.8	0.0	$0.0	68.4	13.2	$4.0
Result from exposure to inflation	(21.3)	(53.6)	(25.5)	($7.8)	(43.1)	(131.6)	($40.1)

Income before income tax	127.0	103.5	139.1	$42.4	447.1	459.5	$140.0
Income Tax	35.1	33.6	40.7	$12.4	123.2	140.2	$42.7

Net Income	91.9	69.9	98.4	$30.0	323.9	319.3	$97.3
Net Income per share (2)	0.07	0.06	0.08	$0.02	0.26	0.26	$0.08

(1) Financial statements prepared according to Peruvian GAAP. The financial information is in constant soles as of December 31, 2004. Figures in US$ have been translated at the exchange rate of S/.3.282 to the dollar.
(2) Based on 1,226 million outstanding shares in all periods.

II.2 NET INTEREST INCOME

Interest income, net of interest payments, in the fourth quarter of 2004 reached S/.286.4 million (US$87.3 million), lower compared to S/.300.1 million (US$91.4 million) net interest income in the same period of last year, but increased compared to net interest income of S/.260.6 million (US$79.4 million) in the preceding third quarter of 2004.

Decreased net interest income, compared to the fourth quarter of 2003, is mostly due to continuous fall in average interest earning assets, while net interest margins also had a slight decline. Average interest earning assets reached S/.20,519 million (US$6,252 million) during fourth quarter 2004, a decline of 4.2% comparing with the fourth quarter of last year, while they are 0.5% lower than average assets in third quarter 2004. In the current quarter BCP continued its persistent excess liquidity environment in both local and foreign currencies.

During the fourth quarter of 2004, the net interest margin was 5.58%, higher than 5.06% in the preceding third quarter, but slightly declines from 5.60% during the fourth quarter of 2003. During the current quarter the net interest margin increased mostly due to higher foreign currency loan rates, partly from increased lending to higher margin segments, while local currency loan and deposit rates remained mostly stable.

II.3 NON-INTEREST INCOME

Non-interest income, which include fee revenue and other non-interest items, in the fourth quarter of 2004 amounted to S/.219.8 million (US$67.0 million), lower than S/.236.4 million (US$72.0 million) earned during the last quarter of 2003, mostly due to decreased banking services fees and of the Other income caption, where recoveries of charged-off accounts were lower.

In the fourth quarter of 2004, fees from banking services amounted to S/.160.1 million (US$48.8 million), 6.5% lower than in the same period of 2003, due to lower revenue in various concepts related to declining accounts’ transaction volume due to the tax on financial transactions. In the quarter, fees on the most important banking services had the following growth rates:

(In constant S/. Mn.)	4Q03	4Q04	Growth

Savings accounts	22.2	19.8	-10.8%
Demand deposits	23.7	21.7	-8.4%
Credit cards	20.2	21.9	8.4%
Fund transfer services	15.0	16.1	7.3%
Collections fees	12.9	12.5	-3.1%
Billings and payments	14.6	13.3	-8.9%
Contingent and foreign trade	7.4	8.3	12.2%
Contingent credits	8.1	7.0	-13.6%
Debit cards	8.9	5.5	-38.2%
Corporate Finance	4.5	4.4	-2.2%
Brokerage	10.2	8.7	-14.7%
Commercial loans	5.8	4.3	-25.9%
Insurance	5.0	4.8	-4.0%
Mortgage loans	2.9	2.0	-31.0%
Channels and services	2.5	1.8	-28.0%
Master account	1.8	1.3	-27.8%
Personal loans	0.9	0.8	-11.1%
Micro-business credit	0.5	1.8	260.0%
Other	4.2	4.1	-2.4%
Total	171.3	160.1	-6.5%

Note: line items in this table aggregate concepts that are different from tables reported in prior year periods.

In the fourth quarter of 2004, securities transactions resulted in a gain of S/.6.5 million (US$2.0 million), compared a loss in the year-ago quarter of S/.0.3 million (US$0.1 million). The general index of the Lima Stock Exchange increased 13.2% in the fourth quarter of 2004, and by 52.4% in total 2004, compared to 22.9% and 74.9% increases in the same year-ago periods.

Gains from foreign exchange operations, which are the result of the foreign exchange buy-sell margin, were S/.21.9 million (US$6.7 million) in the fourth quarter of 2004, 12.5% higher than revenue in the same quarter of 2003, mainly due to increased margins due to volatility in the foreign exchange market caused by the falling exchange rate.

The Other Income caption, that mainly registers reversals of prior year expenses and provisions and recoveries of certain operating costs, decreased from S/.45.9 million (US$14.0 million) in the fourth quarter of 2003 to S/.31.2 million (US$9.5 million) in the current period, mainly due to lower recoveries of charged-off accounts.

II.4 OTHER NON-INTEREST EXPENSES

Non-interest expenses during the fourth quarter of 2004 were S/.320.7 million (US$97.7 million), 5.6% under those of the same period in 2003, mainly because of decreased other expenses and personnel costs.

To determine operating efficiency, operating expenses are “adjusted” excluding certain non-recurrent items and that do not contribute to the performance of the business. Fourth quarter 2004 “adjusted” operating expenses are determined by excluding: (i) provisions for assets received in lieu of loan repayment (S/.20.8 million); (ii) non-recurring expenses related to the systems’ restructuring costs (S/.2.7 million); and, (iii) employee profit sharing expenses and bonuses (S/.21.1 million).

“Adjusted” operating expenses reached S/.276.2 million (US$84.2 million) in the fourth quarter of 2004, increasing 1.4% compared to the year-ago period.

In this quarter, approximately 43% of non-interest expenses were attributable to employee salaries and other expenses related to personnel. This concept decreased 2.7% to S/.137.1 million (US$41.8 million) when compared to the fourth quarter of 2003. At the end of December 2004 the number of employees stood at 7,694, increasing from 7,667 employees as of September 2004, and also compared to 7,530 employees at December 2003, mainly due to additional teller positions at Banco de Crédito de Bolivia.

General and Administrative expenses, which represented 34% of non-interest expenses, reached S/.110.5 million (US$33.7 million) in the fourth quarter of 2004, remaining similar to expenses in the year-ago period. In the current quarter, lower expenses for third party fees were offset by higher supplies expenses and operating charges. In this quarter, the most significant general and administrative expenses were:

(In constant S/. Mn.)	4Q03	4Q04	Chnge.

Office supplies and operating costs	14.0	17.9	27.9%
Communications	9.7	7.8	-19.6%
Third party fees	21.5	16.5	-23.3%
Insurance and security	7.9	7.1	-10.1%
Transport of currency and securities	12.7	12.9	1.6%
Systems and maintenance	20.8	19.8	-4.8%
Advertising and marketing	18.2	20.4	12.1%
Other G&A	5.2	8.1	55.8%
Total G&A	110.0	110.5	0.4%

The Other caption within Other Non-Interest Expenses, decreased from S/.40.1 million (US$12.2 million) in the fourth quarter of 2003 to S/.30.1 million (US$9.2 million) in the current quarter, mainly due to lower provisions for forclosed assets and contingencies, which are partly offset by decreased revenue from the sale of foreclosed assets.

The ratio of “adjusted” operating expenses as a percentage of average total assets, increased from 4.4% in the fourth quarter of 2003 to 4.7% in the current period.

The Efficiency ratio, “adjusted” operating expenses, as a percentage of total income (excluding non-recurring income), also grew from 51.8% to 54.6% when comparing the fourth quarters of 2003 and 2004, respectively.

II.5 ASSETS AND LIABILITIES

Note: For comparison purposes, on balance sheets reported in periods prior to December 31, 2004, loan loss provisions for contingent credits, previously reported as a negative concept within Reserves for loan losses, are now reported under the Other liabilities caption, with the effect of increasing net loans, total assets and total liabilities (see Table No.4).

Total assets of BCP reached S/.23.6 billion (US$7.2 billion) at the end of December 2004, growing 1.5% with respect to September 2004, but decreases by 3.2% compared to assets at year-end 2003.

Consolidated total loans were S/.13.5 billion (US$4.1 billion) at the end of December 2004, decreasing 0.9% in the quarter, but are 9.7% below loans at December 2003. The annual decline, of almost 10%, is mostly due to the application of inflation adjustment accounting rules. Loan balances translated from the original Soles figures into U.S. Dollars at the exchange rates applicable in each date, result in loan balances almost unchanged of US$4.1 billion at both December 2004 and 2003. See I. --Note on Inflation Adjusted Accounting.

At December 31, 2004, the loan portfolio, net of provisions, represented 53.6% of total assets, lower than 54.7% at the preceding quarter. At the end of the fourth quarter of 2004, the Nuevos Soles portion of the loan portfolio was 16.5%, lower than 16.9% in September 2004, but is below 17.7% at December 2003.

As of December 31, 2004 total deposits were S/.19.4 billion (US$5.9 billion), increasing 0.6% compared to third quarter 2004 deposits, but are 5.4% lower than deposits in the year-ago quarter. Without applying inflation adjustment rules, deposits translated into U.S. Dollars increase 4.7% comparing 2004 and 2003 year-end figures.

During the fourth quarter 2004, demand deposits grew by 6.7%, while savings deposits increased 4.0%, but time deposits decreased by 4.5%. Deposits denominated in Nuevos Soles were 25.2% of total deposits, increasing during the current quarter from 23.4% at September 2004, and also compared to 23.8% at the end of December 2003.

BCP's subsidiaries had the following loan, net of provisions, and deposit contributions:

	Loans, net			Total Deposits

(In % and constant S/.Mn.)	31.12.03	30.09.04	31.12.04	31.12.03	30.09.04	31.12.04

Banco de Crédito del Perú	85.3%	88.1%	87.7%	89.6%	91.8%	91.4%
Banco de Crédito de Bolivia	6.9%	7.0%	7.4%	6.3%	5.7%	6.0%
Crédito Leasing	5.5%	4.9%	5.0%	3.1%	2.5%	2.6%
Solución Financiera de Crédito	2.3%	-----	-----	1.0%	-----	-----
TOTAL%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Total BCP	S/.13,773	S/.12,726	S/.12,660	S/.20,518	S/.19,289	S/.19,411

Loan Portfolio

Loan portfolio composition by business segment developed as follows:

(In % of total and constant S/. Mn)	31.12.03	30.09.04	31.12.04

Corporate	42.7%	41.6%	39.5%
Middle market	25.4%	26.1%	27.2%
Retail:	32.0%	32.3%	33.3%
- small business	9.2%	9.0%	9.0%
- home mortgage	14.3%	16.3%	17.0%
- consumer	4.9%	3.3%	3.5%
- credit cards	3.6%	3.7%	3.8%
Total	100.0%	100.0%	100.0%
Total Loans	S/.14,899	S/.13,576	S/.13,451

During the current quarter, loan balances decreased 0.9%, with corporate loans lower by 6.1% to S/.5,307 million (US$1,617 million), while middle market loans increased by 3.3% to S/.3,655 million (US$1,114 million), and retail loans grew by 2.4% to S/.4,490 million (US$1,368 million). Retail loans by product performed as follows:

				31.12.04	31.12.04 vs
(% change and constant S/. Mn)	31.12.03	30.09.04	31.12.04	30.09.04	31.12.03

Small business loans	1,447	1,215	1,204	-0.9%	-16.8%
Mortgage loans	2,088	2,218	2,284	3.0%	9.4%
Consumer loans	710	455	477	4.9%	-32.8%
Credit card loans	515	497	525	5.5%	1.8%
Total Retail	4,760	4,385	4,490	2.4%	-5.7%

Lower consumer loans comparing fourth quarter 2004 with the same year-ago period, is mainly because approximately S/.240 million are reported beginning in March 2004 as micro-business loans, which are shown as part of the Small Business concept in the preceding table.

Contingent Credits and Managed Funds

At December 31, 2004 contingent credits were S/.6,016 million (US$1,833 million), 9.0% above the September 2004 figure. In fourth quarter 2004, letters of credit increased 35.9% and foreign currency forward transactions by 30.9%, as shown in the next chart:

				31.12.04	31.12.04 vs
(% change and constant S/. Mn)	31.12.03	30.09.04	31.12.04	30.09.04	31.12.03

- Guarantees and Stand-by LCs	2,353	1,934	1,961	1.4%	-16.7%
- Letters of Credit	484	547	743	35.9%	53.5
- Acceptances	179	164	146	-10.5%	-18.4%
- Foreign currency forwards	1,034	1,148	1,504	30.9%	45.4
- Other contingent accounts	2,056	1,726	1,662	-3.7%	-19.1%
Total Contingent Credits	6,106	5,518	6,016	9.0%	-1.5%

Third party funds managed by several subsidiaries of BCP amounted to S/.3,131 million (US$953.8 million) as of December 31, 2004, decreasing 1.6% compared to funds at September 2004.

Market share

According to preliminary statistics from the Peruvian Banking Association (ASBANC) for Peruvian commercial banks as of December 31, 2004, Banco de Crédito del Perú had a total loan market share of 33.0% (34.0% at September 30, 2004 and 34.4% at December 31, 2003), and 35.7% of deposits (36.1% at September 30, 2004 and 36.1% at December 31, 2003).

BCP’s market share in Peruvian mutual funds, through its subsidiary Credifondo, was 51.6% as of December 31, 2004 (51.6% at September 30, 2004 and 49.3% at December 31, 2003).

II.6 LOAN QUALITY

The ratio of past due loans as a percentage of total loans was 3.7% at December 31, 2004, improving from 5.0% at September 2004, and also compared to the ratio of 6.1% at December 2003. The ratio of past due, refinanced and restructured loans as a percentage of total loans declined to 9.4% during fourth quarter 2004 from 9.9% in September 2004, and also from 11.5% at December 2003.

Consolidated past due loans amounted to S/.495.3 million (US$150.9 million) at December 31, 2004, decreasing 27.3% from the balance of S/.680.8 million (US$207.4 million) at September 2004, and are also 45.2% below S/.903.8 million (US$275.4 million) past due loans at year-end 2003.

At the end of December 2004, refinanced loans amounted to S/.765.4 million (US$233.2 million), lower than the balance at December 2003 that was S/.814.2 million (US$248.1 million), but increased from S/.668.9 million (US$203.8 million) in the preceding third quarter.

At the end of the fourth quarter 2004, outstanding balances of loan loss provisions totaled S/.791.6 million (US$241.2 million), decreasing 6.9% compared to the preceding quarter mainly due to charge-offs. The coverage ratio of loan provisions to past due loans increased to 159.8% at the end of fourth quarter 2004, from 124.9% at September 2004, and also compared to 124.7% in December 2003.

Additional provisions for contingent credits, registered in Other liabilities accounts, amounted to S/.60.6 million (US$18.5 million) at year-end 2004, compared to S/.72.4 million (US$22.0 million) at December 2003. Considering both, loan loss provisions and provisions for contingent loans, the coverage ratio of provisions to past due loans increased to 172.1% at the end of 2004, from 134.1% at December 2003.

Of total provisions outstanding at the end of the current quarter, S/.174.4 million (US$53.2 million) correspond to generic provisions assigned to loans in the Normal (A) risk category, decreasing from the balance at December 31, 2003 of S/.212.7 million (US$64.8 million).

Loans believed to be unrecoverable, fully provisioned in prior periods, were written-off during the fourth quarter 2004 amounting to S/.65.8 million (US$20.1 million), of which approximately 44% were related to consumer and mortgage loans. This compares to charge-offs in the third quarter of 2004 of S/.74.0 million (US$22.5 million), and S/.256.4 million (US$78.1 million) in the year-ago fourth quarter.

Loans classified as Substandard (i.e., Deficient, Doubtful and Loss) were 11.5% of the loan portfolio in December 2004, decreasing from 12.2% in September 2004 and from 15.3% in December 2003. The loan classification is as follows:

(% of Total loans and S/.Mn const.)	31.12.03	30.09.04	31.12.04

A: Normal	75.3%	79.7%	81.1%
B: Potential Problem	9.4%	8.1%	7.4%
C: Deficient	5.7%	4.8%	4.5%
D: Doubtful	6.2%	4.4%	4.3%
E: Loss	3.4%	3.0%	2.7%
Total	100.0%	100.0%	100.0%
Total Loans	S/.14,899	S/.13,576	S/.13,451

Loan loss provisions, net of recoveries, charged against results in fourth quarter 2004 amounted to S/.20.9 million (US$6.4 million), lower than S/.48.4 million (US$14.8 million) in the year-ago period, mainly due to improved loan quality. Provision expense in the third quarter of 2004 was S/.12.3 million (US$3.8 million).

II.7 CAPITAL ADEQUACY

At the end of the fourth quarter of 2004, BCP’s unconsolidated ratio of risk-weighted assets to regulatory capital was 7.7 to 1.0 (13.0%), while the corresponding consolidated ratio was 7.0 to 1.0 (14.4%). Risk-weighted assets include S/.724.3 million (US$220.7 million) of market-risk exposure whose coverage required S/.65.8 million (US$20.1 million) of regulatory capital at December 31, 2004. Peruvian regulations limit risk-weighted assets, including market-risk exposure, to a ratio of 11.0 to 1.0 (9.1%).

As of December 31, 2004, BCP’s consolidated “regulatory capital” was S/.2,283 million (US$695.7 million), remaining similar to the December 2003 regulatory capital. Regulatory capital included S/.135.3 million ($41.2 million) in subordinated debt in the current period, remaining almost unchanged since September 2004, but decreases from S/.172.6 million (US$52.6 million) at year-end 2003.

	BCP unconsolidated		BCP consolidated

(In constant S/. Mn.)	31.12.03	31.12.04	31.12.03	31.12.04

Regulatory capital	1,712	1,858	2,289	2,283
Risk weighted assets	15,645	14,324	17,817	15,868

Weighted assets / Capital	9.1	7.7	7.8	7.0
Capital / Weighted Assets	10.9%	13.0%	12.9%	14.4%

III. ATLANTIC SECURITY HOLDING CORPORATION AND SUBSIDIARIES (“ASHC”)

Net Income

Consolidated net income in the year ended December 31, 2004 reached US$19.1 million, 75.2% over net income of US$10.9 million in 2003. Net income in the quarter ended December 31, 2004 was US$4.0 million, higher than US$3.1 million in the same period of 2003.

Net income in the full year and in the fourth quarter of 2004, increase compared to the same periods of 2003, mainly due to lower market risk and loan loss provisions.

Financial and non-financial income

Net interest income, before risk provisions and not including dividend income, was US$3.4 million in the fourth quarter of 2004, slightly over US$3.3 million in the same quarter of last year. Net interest margin as a percentage of interest earning assets, without considering dividends, was 1.8% during fourth quarter 2004, lower than the 1.9% margin in the preceding third quarter 2004, and also decreases compared to 2.0% in fourth quarter 2003. Compared with the year-ago quarter, the margin decreased mainly because in 2004 the investment portfolio grew its lower risk and lower return segments.

In the fourth quarter of 2004 charges against income made for credit risk provisions amounted to US$0.5 million, compared to US$1.4 million in the last quarter of 2003. In the current quarter, market risk provisions show a US$0.4 million reversal, while in the year-ago period a provision charge was made amounting to also US$0.4 million.

Non-interest income, which includes fee income, realized gains on securities transactions before risk provisions and others, amounted to US$3.1 million in the fourth quarter of 2004, over US$2.9 million in the year-ago quarter. Fee income was US$1.1 million in the current period, increasing from US$0.9 million in the year-ago quarter. Additionally, in fourth quarter 2004, this caption includes a reversal of US$0.9 million of excess provisions made in prior years.

The ratio of operating expenses over average assets was 1.1%, annualized, in the fourth quarter of 2004 similar to the ratio of 1.0% during the same period in 2003. This ratio declines to 0.6% in fourth quarter of 2004, when funds under management are included within total assets, remaining almost unchanged compared to the prior year quarter.

Assets and liabilities

The loan portfolio, net of provisions, was US$149.1 million as of December 31, 2004, decreasing during the quarter from US$154.5 million at the end of September 2004, and also when compared to loan balances of US$152.2 million at December 2003. As of December 31, 2004, the loan portfolio had 0.2% past dues, improving from 2.4% at September 2004, while the coverage ratio increased to 200.0% from 149.0%, at the same dates.

The securities portfolio grew to US$518.7 million at December 2004, increasing over US$500.5 million last September 2004, and also from US$430.1 million at the end of December 2003, following the increase of available funds and the additional Credicorp shares purchased in second quarter 2004.

Deposits amounted to US$686.1 million at December 31, 2004, remaining similar to the balance of US$688.7 million at the end of the preceding third quarter 2004, but grows compared to US$629.4 million at the end of December 2003.

Funds under management were US$746.6 million at December 31, 2004, 14.7% higher than US$650.7 million at December 2003, and grow 5.3% compared to US$708.8 million at September 2004, growth mainly due to a combination of increased managed funds and higher market prices of the securities held.

Net equity reached US$151.0 million at the end of December 2004, increasing over US$146.5 million at September 2004, due to higher retained earnings and reserves for unrealized gains on market value. The equity account of reserves for market value of investments, increased from a balance of unrealized gains of US$9.5 million at the end of September 2004, to unrealized gains of US$9.9 million at December 31, 2004.

IV. EL PACIFICO-PERUANO SUIZA AND SUBSIDIARIES (“PPS”)

Net income

PPS obtained in full-year 2004 a consolidated net income of S/.88.4 million (US$26.9 million), 119.6% higher than S/.40.3 million (US$12.3 million) in 2003. In the quarter ended December 31, 2004, net income was S/.10.2 million (US$3.1 million), compared to the net loss of S/.7.1 million (US$2.2 million) in the same year-ago quarter.

Cumulative net income through December 2004 increased over the prior year mainly because of gains from the sale to ASHC of Credicorp equity shares, which were kept by PPS as part of its investment portfolio. The sale, made in second quarter 2004, resulted in a net gain of S/.75.6 million (US$23.0 million), not subject to income taxes, in PPS’s local records. In Credicorp’s consolidated financial statements, all the effects of the transfer of these shares, including the gains, are eliminated in the consolidation process.

Net income in fourth quarter 2004, is compared to the net loss in the year-ago period, which was mainly due to weak net consolidated underwriting results, high reserves, and to increased minority interests.

Novasalud, which was acquired in March 2004, merged with Pacífico Salud in August 2004. This explains the substantial increases seen specially in Premiums and health fees, Claims and health costs, and Operating expenses. Higher operating expenses include extraordinary merger costs amounting to S/.5.4 million (US$1.6 million), mainly related to headcount reductions.

Revenue and operating expense

Total premiums and Pacífico Salud health fees in the fourth quarter of 2004 were S/.310.6 million (US$94.6 million), 40.1% higher than premiums of S/.221.7 million (US$67.5 million) in the year-ago quarter, due mainly to growth in Pacífico Salud after the Novasalud acquisition.

Retained premiums increase 54.4% to S/.243.3 million (US$74.1 million) in this quarter from S/.157.6 million (US$48.0 million) in fourth quarter 2003. Net premiums earned and health fees, net of reinsured premiums and reserves, were S/.200.0 million (US$61.0 million) in fourth quarter 2004, 80.4% above premiums in the prior year quarter. These increases are mostly due to transactions registered with the above mentioned merger.

Additions to technical reserves for premiums grew by S/.43.3 million (US$13.2 million) in the fourth quarter of 2004, 30.6% lower than additions in the preceding third quarter, and also are 7.3% lower than reserve additions in the same quarter of last year. Most of reserves in the fourth quarter of 2004 were established by Pacífico Vida, for its life annuities and life insurance lines.

Net consolidated underwriting results was S/.35.2 million (US$10.7 million) in the fourth quarter of 2004, increasing from S/.6.5 million (US$2.0 million) in the prior year quarter.

The ratio of net underwriting results (net premiums and health fees less reserves and claims as a percentage of total premiums) was 11.3% in the fourth quarter of 2004, similar to the preceding quarter ratio, but increases compared to the 2.9%% ratio in the last quarter of 2003, mainly due to lower claims in general insurance lines.

Financial results increase from S/.26.5 million (US$8.1 million) in fourth quarter 2003 to S/.31.3 million (US$9.5 million) in the current quarter.

Adjustments for exposure to inflation and exchange differences resulted in a loss of S/.8.9 million (US$2.7 million) in fourth quarter 2004, compared to a loss of S/.4.9 million (US$1.5 million) in the same period of 2003.

Operating expenses over net premiums earned, decreased from 30.7% to 24.3% comparing the fourth quarters of 2003 and 2004, respectively. The ratio of operating expenses over average assets increased from 7.5% to 9.8%, in these same periods.

Business lines

Comparing cumulative results for full-years 2004 and 2003, consolidated total premiums and fees consisted of:

i) general insurance lines, that amounted to 46.6% of total premiums and decreased 8.3%; ii) fees at Pacífico Salud, that were 21.8% of total premiums and increased 198.1%; and, iii) Pacífico Vida, which amounted to 31.5% of the total and increased 4.1%.

Cumulative through December 31, 2004, growth of Pacífico Salud and the health and medical assistance insurance line (30.5% of total premiums) was 86.8%; fire insurance lines (16.0% of total premiums) decreased 23.1%; while the automobile insurance line (4.8% of total premiums) decreased 3.3% compared to the prior year period.

Through December 2004, group life insurance and individual life insurance policies (10.0% of total premiums) grew 2.8%; life annuities (15.4% of total premiums) increased 12.2%; while pension fund benefits insurance (5.2% of total premiums) decreased 13.8%, compared to the prior year. Decreased pension fund insurance premiums is due to regulatory changes in procedures for the purchase of insurance coverage by Private Pension Funds (“AFPs”), after the end of the Transitory Arrangement, which caused increased competition and lower fees.

Claims

Net insurance claims and health services costs incurred in the fourth quarter of 2004 were S/.142.4 million (US$43.4 million), increasing over claims of S/.84.1 million (US$25.6 million) in the same quarter of 2003, mainly due to increased operating volume at Pacífico Salud after the inclusion of Novasalud’s transactions.

The net loss ratio (net claims to net premiums) increases to 58.5% in the current quarter from 53.4% in fourth quarter 2003. Cumulative through December 2004, the net loss ratio was 52.0%, also above 48.7% in 2003. Cumulative through December 2004, the net loss ratio continues high in pension fund insurance (81.8%), marine hull (72.1%), dishonesty (101.1%), health (82.2%) and in Pacífico Salud (76.3%).

The combined ratio (the sum of net claims and health services, general expenses and commissions, as a percentage of net earned premiums and health fees, without including Pacifico Vida) improved from 126.9% in the fourth quarter of 2003 to 98.4% in the current quarter.

Assets and investments

Investments in real estate and financial assets were S/.1,575 million (US$479.8 million) at the end of 2004, increasing 14.0% from the year-ago balance.

As of December 31, 2004, total assets were S/.2,068 million (US$630.1 million) increasing 11.4% compared to the year-ago balance. At the end of the current period net equity amounted to S/.416.7 million (US$126.9 million), 5.7% above net equity at December 2003.

Market share

The Peruvian insurance market through November 30, 2004, had total premiums of US$812.4 million, remaining similar to premiums in the same eleven month period in 2003. For the first eleven months of 2004, PPS's market share in total premiums was 30.4% (30.2% in the year-ago period), with the share in general risks and health lines being 33.4% (33.0% in the same period of 2003) and in life insurance and pension fund benefits lines of 26.7% (26.4% in the same period of 2003).

*** 8 Tables To Follow ***

CREDICORP LTD. AND SUBSIDIARIES
Table 1
CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. Dollars)

	As of

ASSETS	Sep. 30, 2003	Dec. 31, 2003	Sep. 30, 2004	Dec. 31, 2004

CASH AND DUE FROM BANKS
Cash and non interest bearing deposits in banks	251,491	240,294	278,249	264,218
Interest bearing deposits in banks	1,488,942	1,372,436	1,543,537	1,575,241
	1,740,433	1,612,730	1,821,786	1,839,459
MARKETABLE SECURITIES, net	115,721	127,365	83,749	82,513

LOANS	4,471,996	4,481,496	4,531,648	4,587,997
Current	4,130,984	4,225,001	4,316,616	4,427,626
Past Due	341,012	256,495	215,032	160,371
Less - Reserve for possible loan losses(1)	(367,538)	(306,758)	(262,412)	(253,408)
LOANS NET	4,104,458	4,174,738	4,269,236	4,334,589

INVESTMENT SECURITIES AVAILABLE FOR SALE	1,493,526	1,612,887	1,885,455	2,118,690
REINSURANCE ASSETS	47,142	45,904	38,666	35,453
PREMIUMS AND OTHER POLICYHOLDER RECEIVABLES	61,212	60,057	58,322	60,665
PROPERTY, PLANT and EQUIPMENT, net	268,498	264,533	248,129	249,083
DUE FROM CUSTOMERS ON ACCEPTANCES	51,821	50,178	51,765	47,635
OTHER ASSETS	361,416	370,672	349,188	352,501

TOTAL ASSETS	8,244,227	8,319,064	8,806,296	9,120,588

LIABILITIES AND SHAREHOLDERS' EQUITY

DEPOSITS AND OBLIGATIONS:
Non-interest bearing	813,726	860,585	813,737	1,406,846
Interest bearing	5,076,358	5,125,645	5,391,114	4,983,883
	5,890,084	5,986,230	6,204,851	6,390,729

DUE TO BANKS AND CORRESPONDENTS	279,660	273,234	349,147	392,511
ACCEPTANCES OUTSTANDING	51,821	50,178	51,765	47,635
RESERVE FOR PROPERTY AND CASUALTY CLAIMS	289,245	303,587	381,492	398,439
RESERVE FOR UNEARNED PREMIUMS	63,905	66,084	62,095	66,678
REINSURANCE PAYABLE	43,737	33,043	30,157	23,612
BONDS AND SUBORDINATED DEBT (2)	367,914	419,461	424,889	424,227
OTHER LIABILITIES	293,915	203,673	222,475	226,307
MINORITY INTEREST	71,723	72,841	77,776	85,253

TOTAL LIABILITIES	7,352,004	7,408,331	7,804,647	8,055,391

NET SHAREHOLDERS' EQUITY	892,223	910,733	1,001,649	1,065,197

TOTAL LIABILITIES and NET SHAREHOLDERS' EQUITY	8,244,227	8,319,064	8,806,296	9,120,588

CONTINGENT CREDITS	1,373,995	1,768,605	1,765,015	2,017,731
FUNDS UNDER MANAGEMENT	1,618,763	1,724,130	1,705,826	1,796,126

(1) Does not include provisons for contingent credits, now reported within Other liabilities.
(2) In prior periods this concept was reported within Deposits and Obligations and Other liabilities.

CREDICORP LTD. AND SUBSIDIARIES
Table 2
CONSOLIDATED INCOME STATEMENTS
(In thousands of U.S. Dollars)

	Three months ended			Twelve months ended

	31.12.03	30.09.04	31.12.04	31.12.03	31.12.04

INTEREST INCOME
Interest on loans	109,896	108,052	114,001	444,325	426,537
Interest and dividends on investments:	822	(401)	2,534	1,977	3,492
Interest on deposits with banks	4,525	5,878	7,096	18,826	20,143
Interest on trading securities (1)	22,721	23,276	23,642	82,837	92,235
Total Interest Income	137,964	136,805	147,273	547,965	542,407

INTEREST EXPENSE
Interest on deposits	29,293	24,315	27,245	126,757	95,497
Interest on borrowed funds	6,094	4,558	4,716	17,235	16,367
Other interest expense	3,801	13,741	9,547	18,322	48,038
Total Interest Expense	39,188	42,614	41,508	162,314	159,902

Net Interest Income	98,776	94,191	105,765	385,651	382,505

Provision for possible loan losses, net	16,175	9,818	12,459	93,949	48,418

Net interest income after provision for
possible loan losses	82,601	84,373	93,306	291,702	334,087

OTHER INCOME
Fees and commissions from banking services	46,816	52,007	52,945	189,472	201,474
Net gains from sales of securities	(2,791)	3,661	5,915	1,969	10,135
Net gains on foreign exchange transactions	6,107	6,576	7,014	23,681	24,165
Net premiums earned	27,281	64,376	57,209	125,115	192,672
Other income (1)	12,162	6,665	11,446	57,773	45,028
	89,576	133,285	134,529	398,010	473,474

CLAIMS ON INSURANCE ACTIVITIES
Net claims incurred	6,743	8,652	9,057	23,844	34,791
Increase in future policy benefits for life and health	16,715	39,963	34,954	75,930	113,604
	23,458	48,615	44,011	99,774	148,395

OTHER EXPENSES
Salaries and employee benefits	48,713	50,041	54,320	184,737	195,607
General, administrative, and other taxes	38,223	37,191	44,168	147,593	153,710
Depreciation and amortization	11,700	12,312	11,626	47,883	46,595
Other	15,287	22,896	27,750	57,839	78,820
Merger costs	1,100	538	0	18,587	3,742
	115,023	122,978	137,864	456,639	478,474

Translation result	1,075	(171)	2,455	(2,693)	6,316

Income before income tax, and minority interest	34,771	45,894	48,415	130,606	187,008

Income Tax	(9,835)	(10,813)	(10,378)	(39,695)	(45,497)
Minority Interest	(1,099)	(2,141)	(3,175)	(10,304)	(10,764)

NET INCOME	23,837	32,940	34,862	80,607	130,747

(1) Note: for comparison purposes, US$8.3Mn in 4Q03 and US$26.7Mn in 12M03 were reclassified from other income into interest income.

CREDICORP LTD. AND SUBSIDIARIES
Table 3
SELECTED FINANCIAL INDICATORS

	Three months ended			Twelve months ended

	31.12.03	30.09.04	31.12.04	31.12.03	31.12.04

Profitability
Net income per common share (US$ per share)(1)	0.30	0.41	0.44	1.01	1.64
Net interest margin on interest earning assets (2)	5.80%	5.23%	5.70%	5.62%	5.37%
Return on average total assets (2)(3)	1.15%	1.52%	1.56%	0.96%	1.52%
Return on average shareholders' equity (2)(3)	10.58%	13.57%	13.49%	9.39%	13.52%
No. of outstanding shares (millions)(4)	79.75	79.75	79.75	79.75	79.75

Quality of loan portfolio
Past due loans as a percentage of total loans	5.72%	4.75%	3.50%	5.72%	3.50%
Reserves for loan losses as a percentage of
total past due loans	119.60%	122.03%	158.01%	119.60%	158.01%
Reserves for loan losses as a percentage of
total loans	6.84%	5.79%	5.52%	6.84%	5.52%
Reserves for loan losses as a percentage of
substandard loans (C+D+E)	47.82%	50.75%	52.00%	47.82%	52.00%
Past due loans - reserves for loan losses as a
percentage of shareholders' equity	-5.52%	-4.73%	-8.73%	-5.52%	-8.73%

Operating efficiency
Oper. expense as a percent. of total income (5)	51.79%	48.61%	51.74%	50.56%	50.45%
Oper. expense as a percent. of av. tot. assets(2)(3)(5)	4.64%	5.09%	5.55%	4.59%	4.95%

Capital adequacy
Total Regulatory Capital (US$Mn)	731.4	835.2	837.1	731.4	837.1
Tier I Capital (US$Mn)	602.0	733.5	733.8	602.0	733.8
Regulatory capital / risk-weighted assets (6)	11.37%	12.87%	12.42%	11.37%	12.42%

Average balances (US$Mn) (3)
Interest earning assets	6,817.5	7,199.3	7,416.1	6,860.2	7,128.3
Total Assets	8,281.6	8,684.7	8,963.4	8,398.6	8,624.4
Net equity	901.5	971.2	1,033.4	858.1	967.3

(1)Number of shares outstanding of 79.8 million in all periods.
(2)Ratios are annualized.
(3)Averages are determined as the average of period-beginning and period-ending balances.
(4)Net of treasury shares. The total number of shares was of 94.38 million.
(5)Total income includes net interest income and other income. Operating expense is net of provisions for other assets received in lieu of loan repayment and mandatory employee profit sharing expense. Non-recurring items are not included.
(6)Risk-weighted assets include market risk assets.

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES
Table 4
CONSOLIDATED BALANCE SHEETS
(Constant Nuevos Soles, as of December 31, 2004, and U.S. Dollars in thousands)

ASSETS	30.09.03	31.12.03	30.09.04	31.12.04	31.12.04

					US$000(1)
CASH AND DUE FROM BANKS	6,072.733	5,435.842	5,615.886	5,615.337	$1,710.950
Cash and Checks	924.346	830.291	892.957	828.264	$252.366
Deposits in Central Bank of Peru	4,223.190	3,488.055	3,510.499	3,618.377	$1,102.491
Deposits with local and foreign banks	925.197	1,117.496	1,212.430	1,168.696	$356.093

TRADING SECURITIES, net	179.930	144.042	183.601	154.137	$46.964

LOANS	15,138.536	14,899.936	13,576.346	13,451.233	$4,098.487
Current	13,907.662	13,996.097	12,895.540	12,955.976	$3,947.586
Past Due	1,230.874	903.839	680.806	495.257	$150.901
Less - Reserve for possible loan losses(2)	(1,374.568)	(1,127.305)	(850.246)	(791.581)	($241.189)
LOANS NET	13,763.968	13,772.631	12,726.100	12,659.652	$3,857.298

INVESTMENT SECURITIES AVAIL. FOR SALE	2,917.667	3,166.132	3,120.714	3,553.037	$1,082.583
PROPERTY, PLANT and EQUIPMENT, net	756.185	767.529	699.043	698.542	$212.840
OTHER ASSETS	1,177.167	1,080.871	882.330	896.687	$273.214

TOTAL ASSETS	24,867.650	24,367.047	23,227.674	23,577.392	$7,183.849

LIABILITIES AND SHAREHOLDERS' EQUITY
DEPOSITS AND OBLIGATIONS:	21,015.430	20,517.718	19,288.961	19,411.321	$5,914.479
Demand deposits	5,004.157	5,056.006	5,243.913	5,597.258	$1,705.441
Saving accounts	5,607.244	5,557.836	4,741.729	4,931.819	$1,502.687
Time deposits	10,404.029	9,903.876	9,303.319	8,882.244	$2,706.351

DUE TO BANKS AND CORRESPONDENTS	375.586	372.122	537.652	708.562	$215.893
OTHER LIABILITIES	1,223.127	1,132.937	1,081.252	1,039.263	$316.655

SHAREHOLDERS EQUITY:	2,253.507	2,344.270	2,319.809	2,418.246	$736.821
Capital stock	1,287.287	1,286.528	1,286.528	1,286.528	$391.995
Legal reserve	733.015	732.583	805.484	805.484	$245.425
Retained earnings	233.205	325.159	227.797	326.234	$99.401

TOTAL LIABILITIES AND EQUITY	24,867.650	24,367.047	23,227.674	23,577.392	$7,183.849

Contingent Credits	4,836.768	6,105.920	5,518.437	6,016.122	$1,833.066
Funds under management	3,886.098	3,938.220	3,182.042	3,130.458	$953.826

(1)Translated at S/.3.282 per US$1.00.
(2) Does not include provisons for contingent credits, now reported within Other liabilities.

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES
Table 5
CONSOLIDATED INCOME STATEMENTS
(Constant Nuevos Soles, as of December 31, 2004 and U.S. Dollars in thousands)

	Three months ended				Twelve months ended

	31.12.03	30.09.04	31.12.04	31.12.04	31.12.03	31.12.04	31.12.04

Interest income and expense				US$000(1)			US$000(1)
Interest income	402.970	372.396	392.256	$119.517	1,694.835	1,509.833	$460.034
Less - Interest expense	102.914	111.793	105.871	$32.258	481.281	431.586	$131.501
Net interest income	300.056	260.603	286.385	$87.259	1.213.554	1.078.247	$328.534

Provisions for possible loan losses, net	48.425	12.317	20.864	$6.357	325.394	101.886	$31.044

Net interest income after provisions	251.631	248.286	265.521	$80.902	888.160	976.361	$297.490

Other Income
Fees and commissions from services	171.285	167.610	160.124	$48.789	680.071	649.549	$197.913
Net gains from sales of securities	(0.261)	5.579	6.458	$1.968	7.557	13.292	$4.050
Net gains on foreing exchg. transacts.	19.522	21.559	21.958	$6.690	81.579	81.050	$24.695
Other income	45.886	20.278	31.245	$9.520	193.686	123.574	$37.652
	236.432	215.026	219.785	$66.967	962.893	867.465	$264.310

Other Expenses
Salaries and employee benefits	140.808	127.765	137.069	$41.764	550.754	524.532	$159.821
General and administrative	110.043	95.704	110.514	$33.673	429.910	406.686	$123.914
Depreciation and amortization	34.645	34.176	33.952	$10.345	143.302	137.977	$42.041
Taxes other than income tax	10.242	10.162	8.988	$2.739	43.344	44.466	$13.548
Other	40.086	36.534	30.136	$9.182	125.106	125.893	$38.359
Merger costs	3.965	1.830	0.000	$0.000	68.404	13.204	$4.023
	339.789	306.171	320.659	$97.702	1.360.820	1.252.758	$381.706

Result from exposure to inflation	(21.267)	(53.610)	(25.538)	($7.781)	(43.107)	(131.581)	($40.092)

Income before income tax	127.007	103.530	139.110	$42.386	447.126	459.487	$140.002

Income Tax	35.147	33.609	40.674	$12.393	123.209	140.227	$42.726

NET INCOME	91.860	69.921	98.436	$29.993	323.917	319.260	$97.276

(1)Translated at S/.3.282 per US$1.00.

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES
Table 6
SELECTED FINANCIAL INDICATORS

	Three months ended			Twelve months ended

	31.12.03	30.09.04	31.12.04	31.12.03	31.12.04

Profitability
Net income per common share (S/. per share)(1)	0.075	0.057	0.080	0.264	0.260
Net interest margin on interest earning assets (2)	5.60%	5.06%	5.58%	5.42%	5.19%
Return on average total assets (2)(3)	1.49%	1.19%	1.68%	1.25%	1.33%
Return on average shareholders' equity (2)(3)	15.98%	12.24%	16.62%	14.86%	13.88%

Quality of loan portfolio

Past due loans as a percentage of total loans	6.07%	5.01%	3.68%	6.07%	3.68%
Past due loans + refinanced loans as a
percentage of total loans	11.53%	9.94%	9.37%	11.53%	9.37%
Reserves for loan losses as a percentage of
past due loans	124.72%	124.89%	159.83%	124.72%	159.83%
Reserves for loan losses as a percentage of
substandard loans (C+D+E)	49.49%	51.19%	51.34%	49.49%	51.34%
Past due loans - reserves for loan losses as a
percentage of shareholders' equity	-9.53%	-7.30%	-12.25%	-9.53%	-12.25%

Operating efficiency (5)
Oper. expense as a percent. of total income (4)	51.80%	55.65%	54.57%	51.88%	56.24%
Oper. expense as a percent. of av. tot. assets(2)(3)	4.43%	4.50%	4.72%	4.31%	4.57%

Capital adequacy
Total Regulatory capital (constant millions S/.)	2.288.7	2.280.6	2.283.2	2.288.7	2.283.2
Tier I Capital (constant millions S/.)	1,994.6	2,071.9	2,071.9	1,994.6	2,071.9
Net equity as a percentage of period end total assets	9.62%	9.99%	10.26%	9.62%	10.26%
Regulatory capital / risk-weighted assets	12.85%	14.13%	14.39%	12.85%	14.39%

Average balances (constant millions S/.) (3)
Interest earning assets	21,424.4	20,614.4	20,519.1	22,379.2	20,759.0
Total Assets	24,617.3	23,501.5	23,402.5	25,835.0	23,972.2
Net equity	2,298.9	2,284.9	2,369.0	2,180.2	2,299.8

Additional data
No. of outstanding shares (millions)	1,202	1,226	1,226	1,202	1,226
No, of employees	7,530	7,667	7,694	7,530	7,694
Inflation rate ( Wholesale price index)	1.01%	0.13%	-0.02%	2.00%	4.89%
Exchange rate (S/. per 1 U.S. Dollar)	3.46	3.34	3.28	3.46	3.28

(1)Shares outstanding of 1,226 million is used for all periods since shares have been issued only for capitalization of profits and inflation adjustment.
(2)Ratios are annualized.
(3)Averages are determined as the average of period-beginning and period-ending balances.
(4)Total income includes net interest income and other income, excluding non-recurring items.
(5)Operating expense does not include mandatory employee profit sharing expense nor provisions for other assets received in lieu of loan repayment and non-recurring items.

ATLANTIC SECURITY HOLDING CORPORATION
Table 7
SELECTED FINANCIAL DATA
(Thousands of U.S. Dollars, except net income per share, and percentages)

	Three months ended			Twelve months ended

	31.12.03	30.09.04	31.12.04	31.12.03	31.12.04

Results
Net Interest Income (w/o dividends)	3,349	3,374	3,398	14,593	13,787
Dividend income	507	33	30	3,728	5,977
Provisions for credit and market risks	1,761	0	148	12,361	1,702
Commissions and fee income	938	1,001	1,142	3,569	4,354
Other Income(1)	1,989	329	1,962	8,149	4,659
Operating Expense	1,935	1,911	2,378	6,750	7,928
Net Income	3,087	2,827	4,006	10,927	19,147
Net Income per share (US$)	0.08	0.05	0.07	0.27	0.32

Balance Sheets (end of period)
Total Assets	776,323	871,734	880,264	776,323	880,264
Loan portfolio, net	152,188	154,518	149,108	152,188	149,108
Marketable securities and investments	430,137	500,498	518,721	430,137	518,721
Total Deposits	629,354	688,718	686,058	629,354	686,058
Shareholders' equity	112,870	146,512	150,967	112,870	150,967
Funds under administration (2)	650,725	708,752	746,632	650,725	746,632

Ratios (3)
Net interest margin / interest earning assets (4,5,6)	2.0%	1.9%	1.8%	2.3%	1.9%
Return on average stockholders' equity(5)	10.2%	7.9%	10.8%	9.8%	14.5%
Return on average total assets(5)	1.6%	1.3%	1.8%	1.5%	2.3%
Past due loans as a percentage of total loans	2.4%	2.4%	0.2%	2.4%	0.2%
Reserves for loan losses as a percentage
of total loans	3.2%	3.4%	2.1%	3.2%	2.1%
Operating expense / total	28.5%	40.3%	36.4%	22.5%	27.6%
Operating expense / average total assets(5)	1.0%	0.9%	1.1%	0.9%	1.0%
Operating expense / average total assets +
funds under management(5)	0.6%	0.5%	0.6%	0.5%	0.5%

(1) Includes realized gains in securities.
(2)Prior period figures have been revised to reflect funds currently booked by Credicorp Securities, which were previously registered by ASHC.
(3) Averages are determined as the average of period-beginning and period-ending balances.
(4) Averages determined from monthly balances.
(5) Annualized.
(6) Without considering dividend income and dividend earning assets.
(7) Without considering provisions for investments.

EL PACIFICO-PERUANO SUIZA AND SUBSIDIARIES
Table 8
SELECTED FINANCIAL DATA
(Constant Nuevos Soles as of December 31, 2004, and
U.S. Dollars in thousands, except net income per share)

	As of and for the three month period ended				As of and for the twelve month period ended

	31.12.03	30.09.04	31.12.04	31.12.04	31.12.03	31.12.04	31.12.04

Results

Total gross Premiums	221,662	358,318	310,633	$94,647	1,050,746	1,187,181	$361,725
Net Premiums Earned	110,875	232,674	200,048	$60,953	506,327	705,990	$215,110
Change in Reserves	46,695	62,331	43,287	$13,189	237,871	272,078	$82,900
Net Underwriting Results	6,515	40,349	35,190	$10,722	69,738	107,458	$32,742
Net Financial Income	26,514	29,356	31,331	$9,546	117,845	198,609	$60,515
General Expenses	33,994	44,410	48,703	$14,840	122,971	153,122	$46,655
Income Tax	5,612	3,304	5,921	$1,804	6,348	12,375	$3,771
Net Income	(7,126)	12,748	10,185	$3,103	40,267	88,424	$26,942
Net Income per share (S/.)(2)	(0.29)	0.53	0.42	$0.13	1.66	3.66	$1.11

Balance Sheets (end of period)

Total Assets	1,855,980	2,056,565	2,068,006	$630,106	1,855,980	2,068,006	$630,106
Investments in Secur. and Real estate	1,381,723	1,536,144	1,574,587	$479,765	1,381,723	1,574,587	$479,765
Technical Reserves	1,228,971	1,424,288	1,452,894	$442,686	1,228,971	1,452,894	$442,686
Net Equity	394,346	411,467	416,619	$126,941	394,346	416,619	$126,941

Ratios

Net underwriting results	2.9%	11.3%	11.3%	11.3%	6.6%	9.1%	9.1%
Total loss ratio	47.3%	50.8%	48.2%	48.2%	40.0%	48.9%	48.9%
Return on avge. equity (3)(4)	-7.0%	13.2%	10.2%	10.2%	10.7%	21.8%	21.8%
Return on total premiums	-3.2%	3.6%	3.3%	3.3%	3.8%	7.4%	7.4%
Shareholders' Equity / Total Assets	21.2%	20.0%	20.1%	20.1%	21.2%	20.1%	20.1%
Increase in Risk Reserves	29.6%	21.1%	17.8%	17.8%	32.0%	27.8%	27.8%
Combined Ratio (5)	126.9%	94.1%	98.4%	98.4%	100.0%	96.7%	96.7%
-Net Claims / Net Premiums Earned	82.9%	67.1%	71.7%	71.7%	67.4%	68.2%	68.2%
-Op. Exp.+Comiss./Net Prems. Earned	44.0%	27.0%	26.7%	26.7%	32.6%	28.5%	28.5%
Operating expense/Net Earn. Premiums	30.7%	19.1%	24.3%	24.3%	24.3%	21.7%	21.7%
Oper. expense / Avge. assets (3)(4)	7.5%	9.2%	9.8%	9.8%	7.3%	7.8%	7.8%

(1)Translated at S/.3.282 per US$1.00.
(2)Based on 24.2 million shares in all periods.
(3)Averages are determined as the average of period-beginning and period-ending balances.
(4)Annualized.
(5)Does not include the life insurance subsidiary Pacifico Vida.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 9, 2005

CREDICORP LTD.

By:	/S/ Guillermo Castillo
Guillermo Castillo Authorized Representative

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.